Exhibit

Exhibit Description

99.1	Announcement on 2013/04/26: To announce the differences for 2012 financial statements between ROC GAAP and US GAAP

99.2	Announcement on 2013/04/29: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2013/04/29: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.4	Announcement on 2013/05/02: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2013/05/03: To announce UMC will convene 1Q 2013 investor conference

99.6	Announcement on 2013/05/06: To announce the completion of share buy-back program

99.7	Announcement on 2013/05/07: To announce the registration of capital reduction

99.8	Announcement on 2013/05/08: To announce the unconsolidated operating results for the first quarter of 2013

99.9	Announcement on 2013/05/10: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2013/05/14: To announce UMC will attend investor conferences on 2013/05/15

99.11	Announcement on 2013/05/17: To announce UMC will attend investor conferences on 2013/05/21

99.12	Announcement on 2013/05/20: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on 2013/05/10: April Revenue

99.14	Announcement on 2013/05/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the difference for 2012 financial statements between ROC GAAP and US GAP

1.Date of occurrence of the event:2013/04/26

2.Cause of occurrence: To announce the differences for 2012 financial statements between ROC

GAAP and US GAAP

3.Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for(please enter in Chinese):

(1)Under ROC GAAP, the Company reported consolidated net income attributable to the Company of NT$7,819,448 thousand, basic earnings per share of NT$0.62 and diluted earnings per share of NT$0.59 for the year ended December 31, 2012. As of December 31, 2012, the Company reported total assets of NT$280,958,918 thousand, total liabilities of NT$75,937,973 thousand, minority interests of NT$2,571,139 thousand, and stockholders’ equity attributable to the Company of NT$202,449,806 thousand.

(2)Under US GAAP, the Company reported consolidated net income attributable to the Company of NT$5,055,197 thousand, basic earnings per share of NT$0.41 and diluted earnings per share of NT$0.38 for the year ended December 31, 2012. As of December 31, 2012, the Company reported total assets of NT$279,052,487 thousand, total liabilities of NT$77,423,129 thousand, noncontrolling interests of NT$3,245,318 thousand, and stockholders’ equity attributable to the Company of NT$198,384,040 thousand.

(3)The differences between ROC GAAP and US GAAP are primarily due to treasury stock, investments in securities, convertible bond, pension, capital reduction and return from foreign subsidiaries and tax effect of recognizing of temporary differences arising from the difference between the book value and the tax basis of foreign subsidiaries due to change of holding purpose, etc.

4.Any other matters that need to be specified:

For more details, please refer to the Form 20-F we filed with the U.S. SEC.

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/04/28~2013/04/29
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 767,145,000 NTD; total transaction price: $ 767,145,000 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2012/04/29

2.Number of shares repurchased this time: 30,000,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$ 338,274,405

5.Average repurchase price per share this time: NTD$ 11.28

6.Cumulative number of own shares held during the repurchase period: 175,300,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.35

8.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/04/08~2013/05/02
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 518,068,382 NTD; total transaction price: $ 518,068,382 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Not applicable

Exhibit 99.5

To announce UMC will convene 1Q 2013 investor conference

1.Date of the investor conference:2013/05/08
2.Time of the investor conference:14:00

3.Location of the investor conference: 2F Shangri-La Ballroom, Far Eastern Plaza Hotel, 201 Tun Hwa South Road, Sec. 2, Taipei

4.Brief information disclosed in the investor conference:

UMC Q1 2013 Financial and Operating Results.

5.The presentation of the investor conference release:

It will be released after the investor conference.

6.Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified:None

Exhibit 99.6

To announce the completion of share buy-back program

1.Originally determined ceiling on total monetary amount of the share repurchase: NTD$66,898,882,000

2.Original scheduled period for the repurchase: 2013/03/14~2013/05/13
3.Originally determined number of shares to be repurchased: A maximum of 200,000,000 shares
4.Originally determined type of shares to be repurchased: Common shares
5.Originally determined repurchase price range: NTD$7.80 to NTD$16.90 per share.
6.Date of expiry of the repurchase period or completion of the repurchase: 2013/05/06
7.Number of shares repurchased: 200,000,000 shares
8.Type of shares repurchased: Common shares
9.Total monetary amount of shares repurchased: NTD$2,245,445,199
10.Average repurchase price per share: NTD$11.23
11.Cumulative number of own shares held: 500,000,000 shares
12.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.86%

13.Reason for non-completion of the share repurchase at expiry of the repurchase period: Not applicable

14.Any other matters that need to be specified: None.

Exhibit 99.7

To announce the registration of capital reduction due to the retirement of certain treasury stocks

1.Date of the Competent Authority’s approval of

the capital reduction:2010/03/31

2.Date of completion of capital amendment registration:2013/05/06
3.Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1)Before the capital reduction: The paid-in capital is NT$129,532,805,400;

the shares outstanding are 12,953,280,540 shares; book value per share is NT$16.16

(2)After the capital reduction: The paid-in capital is NT$126,532,805,400; the shares outstanding are 12,653,280,540 shares; book value per share is NT$16.16

4.Planned share conversion operations:None

5.Estimate listed shares, the ratio of listed shares to outstanding shares, after the capital reduction:NA

6.Countermeasures of the aforesaid estimate change in shareholding after the capital reduction:NA
7.Any other matters that need to be specified:

(1)The company received the SPA authorization letter on May 6, 2013.

(2)The company calculated the book value per share based on the date of capital reduction on April 24, 2013.
(3)The aforementioned company’s paid-in capital does not include 836,750 shares of employee stock options that were exercised but not yet registered.

Exhibit 99.8

To announce its unconsolidated operating results for the first quarter of 2013

1.Date of occurrence of the event:2013/05/08
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:
UMC Reports First Quarter 2013 Results
Double Digit Shipment Growth Expected in 2Q; 40nm Revenue To Reach 20%
United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC”
or “The Company”), a leading global semiconductor foundry, today announced its first consolidated operating results under TIFRSs framework for the first quarter of 2013.
Revenue was NT$27.78 billion, with gross margin at 16.2% and operating margin at 1.1%. The net income attributable to the stockholders of the parent was NT$6.59 billion, and the earnings per ordinary share were NT$0.52.
Mr. Po-Wen Yen, CEO of UMC, said “UMC’s overall 1Q13 operating results exceeded expectations. The foundry segment posted revenues of NT$26.37 billion, profit margin from foundry operations was 4.1% and wafer shipments reached 1,125 thousand 8-inch equivalent wafers, bringing overall capacity utilization to 78%. Revenue contribution from 40nm and below technologies grew from 15% in 4Q12 to 18% in 1Q13. The New Business segment recorded NT$1.44 billion in revenue, with operating loss of NT$0.79 billion. Losses mainly came from the solar subsidiaries as competition intensified across the industry.”
CEO Yen added, “As part of our long-term commitment to customers, we have continued to dedicate resources towards R&D and capacity expansion for 28nm and below technologies. We are also developing specialty technologies that cover a wide range of geometries to provide more comprehensive solutions, demonstrating our flexible approach to accommodate different customer business models. Recently, we jointly collaborated with a leading NOR flash solution provider, Spansion, to deliver a System-on-Chip (SoC) platform on UMC’s high-performance 40nm process. Leveraging the core expertise of the R&D, we are committed to develop solid partnerships by offering flexible, cost effective and innovative technologies to customers in more diversified market segments.” CEO Yen continued, “Following several months of inventory correction in the semiconductor market, demand has stabilized. With increasing demand led by the communication sector, we anticipate 2Q foundry operating results to improve, with wafer shipments projected to exceed 10% growth. In the meantime, while we race ahead with R&D efforts and capacity expansion, management’s priority is also focused on maintaining shareholders’ interest. Considering the overall financial health and long term capital needs of the company, the Board of Directors has proposed for shareholders’ approval a cash dividend payout of NT$0.40 per share, which constitutes about a 60% cash dividend payout ratio. Looking forward, we will sustain our efforts toward improving operating results solidifying UMC’s profitability and maintaining business growth to maximize benefits to shareholders and customers. ”
Second Quarter of 2013 Outlook & Guidance : Foundry Segment Wafer Shipment: 12-14% increase Foundry Segment ASP in US$: Will remain flat Foundry Segment Profitability: Low single-digit percentage operating margin
Foundry Segment Capacity Utilization: Low 80% range
Guidance to New Business Segment: Revenue to be approximately NT$1.5bn and operating loss to be approximately NT$800m
6.Countermeasures:N/A
7.Any other matters that need to be specified:N/A

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/05/06~2013/05/10
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 551,672,500 NTD; total transaction price: $ 551,672,500 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.10

To announce UMC will attend investor conference on 2013/5/15

1.Date of the investor conference:2013/05/15~2013/05/16
2.Time of the investor conference:09:00
3.Location of the investor conference:Hong Kong
4.Brief information disclosed in the investor conference:

The Company will attend the “Taiwan Investor Conference 2013”, held by Citi.

5.The presentation of the investor conference release:

It will be the same as the investor conference on 2013/05/08.

6.Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified:None

Exhibit 99.11

To announce UMC will attend investor conference on 2013/5/21

1.Date of the investor conference:2013/05/21~2013/05/22
2.Time of the investor conference:09:00
3.Location of the investor conference:Singapore
4.Brief information disclosed in the investor conference:

The Company will attend the “dbAccess Asia Conference 2013”, held by Deutsche Bank.

5.The presentation of the investor conference release:

It will be the same as the investor conference on 2013/05/08.

6.Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified:None

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/04/27~2013/05/20
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 506,129,442 NTD; total transaction price: $ 506,129,442 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Not applicable

Exhibit 99.13

May 10, 2013
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of April 2013.

1)	Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%
April	Net sales	10,280,727	10,367,739	(87,012)	(0.84%)
2013	Net sales	38,062,143	36,637,173	1,424,970	3.89%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,385,000	1,385,000	40,489,961
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.14

United Microelectronics Corporation
For the month of April, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares pledged as of March 31, 2013	Number of shares pledged as of April 30, 2013	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	March 31, 2013	April 30, 2013	Changes
—	—	—	—	—